SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

ResMed Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-15317	98-0152841
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9001 Spectrum Center Blvd.

San Diego, California 92123

(Address of Principal Executive Offices)

David Pendarvis

(858) 836-5000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and Item 1.02 Conflict Minerals Disclosure and Report, Exhibits

Conflict Minerals Disclosure

This Form SD of ResMed Inc. is filed in accordance with Exchange Act Rule 13p-1, and covers the reporting period from January 1, 2017 through December 31, 2017.

The description of our reasonable country of origin inquiry process, the results of our inquiry, and the determination we reached as a result of our reasonable country of origin inquiry process is included in our conflict minerals report attached as an exhibit to this Form SD. A copy of our conflict minerals report for the reporting period January 1, 2017 to December 31, 2017 is provided as Exhibit 1.01 and is available at www.resmed.com> For Investors > Board and Management > Corporate Governance.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017.

SIGNATURES

We have authorized the person whose signature appears below to sign this report on our behalf, in accordance with the Securities Exchange Act of 1934.

RESMED INC. (registrant)

Date: May 29, 2018	By:	/s/ David Pendarvis
	Name:	David Pendarvis
	Its:	Chief administrative officer, global general counsel and secretary

EXHIBIT INDEX

Exhibits:	Description of Document

1.01	Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017.